EXHIBIT 99.1

Just Energy Announces Recapitalization and Pending Board Renewal, Strengthening and De-Risking the Business to Position the Company for Sustainable Growth as a Leading Energy Retailer

  Conversion of C$420 million subordinated convertible debentures and preferred shares into new equity
  New cash equity investment commitment of C$100 million
  Extension of C$335 million secured credit facilities by three years to December 2023
  Extension of unsecured debt of US$205.9 million to March 2024 with interest to be paid-in-kind
  Initial reduction of annual cash interest expense by approximately C$45 million
  Reconstitution of the Board of Directors with at least four new directors
  Business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – they will not be affected by the Recapitalization
  Implementation of the Recapitalization expected in September 2020
  Strategic Review has concluded and Just Energy plans to remain independent

TORONTO, July 08, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced the conclusion of its strategic review and a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader. Highlights include:

  Significant improvement to the Company’s financial flexibility and liquidity as a result of a proposed recapitalization plan (the “Recapitalization”) that will be facilitated through a plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (“CBCA”), which involves a raise of C$100 million in committed new equity, reduction of overall debt by approximately C$275 million, and materially lower annual cash interest payments
  Support for the Recapitalization from senior lenders and commitment to underwrite the C$100 million equity subscription offering from existing senior unsecured term loan lenders, Sagard Credit Partners, LP and certain funds managed by a leading US-based global fixed income asset manager (the “Initial Backstoppers”)
  A renewed slate of seven directors, of which at least four will be new directors, will stand for election to the Company’s Board at the Company’s Annual General Meeting of shareholders, which is postponed from the August 11, 2020 date previously set, in conjunction with a Special Meeting for approval of the Plan of Arrangement
  Business as usual for employees, customers and suppliers in their relationship with a strengthened Just Energy

“This comprehensive plan to strengthen and de-risk our business will result in a much stronger Just Energy, creating a sustainable capital structure and allowing our team to focus on driving our business and serving our clients,” said Just Energy’s President and Chief Executive Officer, R. Scott Gahn.

“This is the culmination of an extensive process that saw us explore many options for the future of Just Energy, which led us to the determination that by taking these actions now we can position Just Energy for a bright future as an independent leader in the business of providing energy to consumers,” Mr. Gahn added.

The Recapitalization includes:

  Exchange of C$100 million 6.75% subordinated convertible debentures due March 31, 2023 (TSX: JE.DB.D) and C$160 million 6.75% subordinated convertible debentures due December 31, 2021 (TSX: JE.DB.C) (the “Subordinated Convertible Debentures”) for new common equity;
  Extension of C$335 million credit facilities by three years to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;
  Existing senior unsecured term loan due September 12, 2023 (the “Existing Term Loan”) and the remaining convertible bonds due December 31, 2020 (the “Eurobond”) shall be exchanged for a New Term Loan due March 2024 with initial interest to be paid-in-kind and new common equity;
  Exchange of all 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares (JE.PR.U) (the “Preferred Shares) into new common equity;
  New cash equity investment commitment of C$100 million;
  Initial reduction of annual cash interest expense by approximately C$45 million; and
  Business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – they will not be affected by the Recapitalization.

In total, the Recapitalization will result in a reduction of approximately C$535 million in net debt and preferred shares.

The Recapitalization Transaction will be implemented in part through the Plan of Arrangement.

The implementation of the Recapitalization is expected in September 2020, pending court and securityholder approvals required under the CBCA, as well as applicable approvals by the Toronto Stock Exchange. Just Energy’s Board of Directors has approved the Recapitalization and unanimously recommends all holders of existing subordinated convertible debentures, preferred shares and common shares support the Recapitalization.  Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the Recapitalization are fair, from a financial point of view, to the holders of its Eurobond, Subordinated Convertible Debentures, Preferred Shares, and common shares.

The Company has obtained a preliminary interim order from the Ontario Superior Court of Justice which, among other things, grants a limited stay of proceedings and establishes the record date for voting of securityholders with respect to the Plan of Arrangement as July 8, 2020. The Company will be seeking an interim order in the very near term.

The Company also intends to file an information circular describing the transaction in detail in the near term, and expects to seek approval for the proposed Plan of Arrangement at a Special Meeting of Shareholders and meetings of applicable creditor classes (collectively, the “Meetings”) to be scheduled for late August. The Company will also postpone its Annual General Meeting from August 11, 2020 to the same date, enabling it to be held in conjunction with the Special Meeting.

The Company’s full slate of director candidates for its renewed board will be included in the forthcoming information circular for the Special and Annual General Meeting of shareholders. The size of the Board will be fixed at seven directors, of which at least four will be new directors and with a separate Chair and CEO.

Details of the Recapitalization and Plan of Arrangement

The Plan of Arrangement

Pursuant to the Plan of Arrangement, the common equity in the plan (before the common equity subscription opportunity) will be allocated as follows:

Existing Instrument	Allocation of Common Equity In the Plan (Prior to New Equity Subscription Opportunity)
Existing Term Loan and Eurobond	5.0%
Subordinated Convertible Debentures	56.7%
Preferred Shares	9.5%
Common Shares(1)	28.8%

1.  Includes securities in employee equity plans.

Further details of the Plan of Arrangement include:

  The plan will also include a 1-for-33 share consolidation
  A total of 16.5 million common shares will be outstanding as “Common Equity in the Plan” (prior to the New Equity Subscription Opportunity)
  Upon closing of the plan, accrued and unpaid interest to June 30, 2020 on the 6.75% subordinated convertible debentures due March 2023 shall be paid in cash
  Interest following June 30, 2020 on the Subordinated Convertible Debentures will not be paid in cash and will be exchanged for new common equity under the Plan of Arrangement.
  Interest to June 30, 2020 on the 6.75% subordinated convertible debentures due December 2021 was already paid in cash on that date in accordance with the terms of that debenture
  The Existing Term Loan and Eurobond will be replaced with a new US$205.9 million senior unsecured term loan due March 2024 (the “New Term Loan”, described further below)
  Holders of the Existing Term Loan representing 96% of the class have committed to vote in favour of the transaction

New Term Loan

Key features of the New Term Loan include:

  Interest will be paid in kind until March 31, 2022, following which interest may be partially paid in cash
  The interest rate will be 10.25% for any interest paid in kind and 9.75% for any interest paid in cash
  The payment/prepayment fee has been reduced to 5% for principal repayments at all times at or prior to maturity
  Holders of Eurobonds will receive, in addition to the share-related amounts set out in the table below, US$952.38 of New Term Loan for every US$1,000 of principal amount of Eurobonds they hold, subject to applicable laws

Extended Credit Facility

Concurrent with the implementation of the Plan of Arrangement, the Company’s secured credit facility will be amended, including as follows:

  Maturity date to be extended from September 1, 2020 to December 31, 2023
  Scheduled mandatory repayments to permanently reduce the facility availability over the term of the agreement by an aggregate of C$245,000,000
  Amended financial covenants that reduce the maximum consolidated senior debt to EBITDA ratio over time

The New Equity Subscription Opportunity

  Holders of record of the Company’s Existing Term Loan, Eurobond, Subordinated Convertible Debentures, Preferred Shares and common shares as of July 23, 2020 will be entitled to participate in the new equity subscription opportunity (the “New Equity Subscription Opportunity”) in the amounts specified below
  A total of 29.3 million new common shares will be available for subscription pursuant to the New Equity Subscription Opportunity at a price per share of C$3.412
  The New Equity Subscription Opportunity is non-transferrable and there will be no listed market for the Subscription Opportunity
  The Initial Backstoppers have entered into a US$73 million backstop commitment (equivalent to C$100 million at an exchange rate of US$0.73 per C$1.00)
  The Initial Backstoppers will receive 0.4 million common shares (after the Recapitalization Plan and New Equity Subscription Opportunity have closed) as an Initial Backstop Commitment Fee
  The Company may terminate the initial backstop commitment on or prior to July 18, 2020 if additional backstoppers are identified for at least C$100 million on terms that are superior to the initial backstop commitment
  Under terms of Initial Backstop Agreement, the Company may contract with additional backstoppers (the “Additional Backstoppers”) for up to C$50 million of the Backstop commitments by July 23, 2020. Alpha-IR will direct any enquiries with respect to Additional Backstop participation
  Backstop Funding Fee of 0.5 million common shares (after the Recapitalization Plan and New Equity Subscription Opportunity have closed) will be provided on a pro rata basis to Initial/Additional Backstoppers in proportion to their Backstop commitment amount
  The backstop commitments are subject to a minimum amount of shares being offered to backstoppers at the subscription price.  If that minimum threshold (US$20.35 million) is not achieved, the Company shall issue additional Shares, to be purchased at the subscription price, to fulfill the remaining minimum obligation.
  Completion of the New Equity Subscription Opportunity is conditional on the completion of the Recapitalization Plan
  The common shares issuable pursuant to the New Equity Subscription Opportunity will be freely tradeable and the Company will apply to list these shares on both the Toronto Stock Exchange and the New York Stock Exchange (other than any common shares issued to the Initial/Additional Backstoppers in the United States, which will subject to U.S. resale restrictions)

A detailed description of the New Equity Subscription Opportunity, including subscription mechanics and deadlines, will be included in the information circular that will be sent to stakeholders in connection with the Recapitalization Plan.  The subscription deadline is expected to be a date set in August, 2020. Following completion of the Recapitalization Plan, the New Equity Subscription Opportunity and the issuance of the Initial Backstop Commitment Fee and Backstop Funding Fee shares, approximately 46.6 million common shares will be issued and outstanding.

			New Equity Subscription Opportunity
Existing Instrument	Unit of Measure	New Common Shares Received	New Common Shares Available For Subscription	Aggregate Purchase Price To Purchase Full Subscription
		(# of shares)	(# of shares)	(C$)
Existing Term Loan	Per US$1,000	3.801847	6.831439	$23.31
Eurobond	Per US$1,000	3.801847	6.831439	$23.31
Subordinated Convertible Debentures	Per C$1,000	35.920689	64.544948	$220.23
Preferred Shares	Per 100 Preferred Shares	33.387132	59.992466	$204.69
Common Shares	Per 100 common shares	3.030303	5.445072	$18.58

Stakeholder Support

In connection with the Recapitalization, the Company has entered into a support agreement with all of its lenders under the Existing Term Loan whereby such holders have, among other things, agreed to support the Recapitalization. The Company also entered into an amendment and consent agreement with its senior secured lenders whereby such lenders have, among other things, agreed to support the Recapitalization and extend the facility maturity date to allow for the Recapitalization to be completed.

Osler, Hoskin & Harcourt LLP and Fasken Martineau DuMoulin LLP are acting as legal advisers to the Company in Canada. BMO Capital Markets is acting as financial adviser to the Company.

The Company intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-7 covering the distribution of the common shares issuable under the New Equity Subscription Opportunity and commencement of the offering of the common shares pursuant to the New Equity Subscription Opportunity will occur following the effectiveness of that registration statement.

This press release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States, nor shall there be any offer, solicitation or sale of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offering of the common shares issuable under the New Equity Subscription Opportunity, which is expected to be launched following the effectiveness of a registration statement relating to the offering under the U.S. Securities Act of 1933, as amended, will be made in the United States only by means of a prospectus included in the registration statement.

Recapitalization and Fourth-Quarter Results Conference Call and Investor Presentation

An investor presentation detailing the Recapitalization will be posted to the Company’s web site.

The Company will host a conference call and live webcast with R. Scott Gahn, chief executive officer, and Jim Brown, chief financial officer, to discuss the announcements in this release and to review the Company’s fiscal fourth quarter results, released today in a separate news release. The conference call will begin at 11:30 a.m. Eastern Time on July 8th, 2020.

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID# is 9897748. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/v54zs6sk

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the proposed recapitalization transaction resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing a Plan of Arrangement; issuing new equity; the allocation of any new equity; addressing certain obligations as part of a proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments, proceedings under the CBCA; issuing and allocating new equity including the dilution of the Company’s outstanding common shares; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

NON-IFRS MEASURES

The financial measures such as “EBITDA” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Fiscal 2020 Annual Report’s management’s discussion and analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy

713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.